SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press release re Internet Gold Fourth Quarter Earnings Release and Conference Call Rescheduled for Tuesday, February 22, 2005 dated February 10, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Fourth Quarter Earnings Release and Conference Call Rescheduled for Tuesday, February 22, 2005

Thursday February 10, 7:04 am ET

PETACH TIKVA, Israel, February 10 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD - News) Internet Gold (Nasdaq: IGLD - News) today announced that it has rescheduled the publication of its fourth quarter results to Tuesday, February 22, 2005, before the market opens. This is in consideration of the Presidents' Day holiday, which falls on February 21st this year, and on which dates the U.S. markets are closed..

On February 22, 2005, Management will host an interactive teleconference at 10:00 a.m. EST to discuss the results.. To participate, please call one of the following access numbers several minutes before the conference call begins:
+1-866-860-9642 from within the U.S. or Canada, 0-800-917-5108 from within the U.K or +972-3-918-0610 from all other international locations.

The call will also be broadcast live through the company's Website, www.igld.com, and will be available at that site for replay during the next 30 days.

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary Gold Mind focuses on the provision of Internet value-added services. Through MSN Israel, its joint-venture with Microsoft Corp., the Company operates two of Israel's leading Internet portals, MSN-Israel and Start.co.il. Through P1000, its e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay,
    Internet Gold,
    +972-3-939-9848,
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INTERNET GOLD-GOLDEN LINES LTD.
                                                      (Registrant)



                                             By /s/Eli Holtzman
                                                ---------------
                                                Eli Holtzman
                                                Chief Executive Officer




Date:  February 10, 2005